Astec Industries, Inc.
1725 Shepherd Road / Chattanooga, TN  37421 / 423-899-5898 / FAX 423-899-4456

August 7, 2015

VIA EDGAR

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Astec Industries, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 2, 2015 Form 10-Q for the Quarterly Period Ended March 31, 2015 Filed May 6, 2015 File No. 001-11595
Dear Mr. James:
This letter responds to the comments of the Staff of the Securities and Exchange Commission (the "Staff") set forth in the Staff's letter, dated July 8, 2015, with regard to the above-referenced filings.  Set forth below in this letter are the Company's responses to the comments in the Staff's letter.  For your convenience, we have set forth each of the Staff's comments in bold text below in the same numbered order in which they appear in the Staff's letter.

Form 10-K for the fiscal year ended December 31, 2014

Appendix A

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Profit (Loss), page A-8

1.
Comment. We see that the segment profit related to the Energy group significantly increased due to the increase in revenue and profit margin.  However, we do not see where you discussed why profit margin increased significantly compared to the prior year.  In future filings please disclose why the profit margin increased.

Response.  We acknowledge your comment, and will, in future filings, expand our disclosures regarding significant changes to profit margins in all segments as compared to prior year.

Item 8. Consolidated Financial Statements

Note 17. Operations by Industry Segment and Geographic Area, page A-49

2.
Comment. We note the disclosure that the composition of your reportable segments was changed as of January 1, 2014 due to the change in chief operating decision maker, sale of a company subsidiary and other company product lines, and the transfer of responsibility for certain product lines between company subsidiaries.  Please describe to us in detail the changes that you made to the structure of your internal organization and how they resulted in the changes in your operating and reportable segments for 2014.

Response. We acknowledge your comment and provide the following commentary in response:
The Company's operations are aggregated into reportable business segments based upon the nature of the product or services produced, the type of customer for the products, the similarity of economic characteristics, the manner in which management reviews results and the nature of the production process, among other considerations.
Prior to January 1, 2014, the Company had the following four reportable segments, in addition to the Other Group described below:
•	Aggregate and Mining Group - This segment was comprised of seven business units focused on the aggregate, metallic mining, quarrying and recycling markets.

•
Asphalt Group – This segment was comprised of three business units that produced and marketed asphalt plants, concrete mixing plants, wood pellet plants, heating and heat transfer processing equipment and storage tanks for the asphalt paving and other non-related industries.

•
Mobile Asphalt Paving Group – This segment was comprised of three business units that produced and marketed asphalt pavers and paver screeds, material transfer vehicles, and other equipment related to paving.

•
Underground Group – This segment was comprised of three business units that focused on underground drilling and trenching products, as well as drilling rigs and pump trailers for the oil, gas, geothermal and water well industries.

•
Other – This category consisted of the Company's business units that did not meet the requirements for separate disclosure as a reporting segment, including Peterson (which produced wood chippers and grinders), Astec Australia (a Company-owned dealer), Astec Insurance (a captive insurance company) and the parent company's corporate functions.

During fiscal years 2012 and 2013, the Company made a number of strategic and organizational changes to its operations, as further described in detail below.  As a result, the Company reevaluated the composition of its reporting segments during fiscal year 2013 and determined that changes to its reporting structure were appropriate.  Effective January 1, 2014, the Company realigned its group management, to reflect the recent changes in the structure of its internal organization, into three reportable segments, in addition to the Other Group, which was renamed "Corporate".  The new segments are as follows:

•
Aggregate and Mining Group - This segment is now comprised of eight business units (including Telestack, LTD acquired in April 2014) focused on the aggregate, metallic mining, quarrying and recycling markets.

•
Infrastructure Group – This new segment consists of five business units, three of which produce asphalt plants, asphalt pavers, material transfer vehicles, milling machines and paver screeds (all related to the production or the application of asphalt to road, parking lots, or other surfaces). The other two business units in this segment operate as Company-owned dealers in the foreign countries in which they are domiciled.  These two business units sell, service and install products produced by the manufacturing subsidiaries of the Company, and a majority of their sales are of products produced by business units in the Infrastructure Group.

•
Energy Group – This new segment consists of five business units whose primary focus is the production and sale of drilling rigs for the oil and gas, geothermal and water well industries, high pressure pump trailers for fracking and cleaning oil and gas wells, a variety of industrial heaters to fit a broad range of applications including heating equipment for refineries, oil sands and energy related processing, heat transfer processing equipment, thermal fluid storage tanks, waste heat recovery equipment, and whole-tree pulpwood and biomass chippers and horizontal grinders.

•	Corporate – This category now consists of Astec Insurance (a captive insurance company) and the parent company's corporate functions.

Set forth below is a chart summarizing (i) the composition of the Company's reporting segments and the chief operating decision maker (CODM) of each as of January 1, 2012, (ii) changes to the Company and its reporting organization during fiscal years 2012 and 2013, and (iii) the realigned composition of the Company's reporting segments and the CODM of each as of January 1, 2014.  Also set forth below is additional information regarding the key changes to the Company's operations that influenced the Company's decision to realign its reporting segments.
Reportable Segment; CODM and Business Units as of January 1, 2012	Key Changes from January 1, 2012 to January 1, 2014	Reportable Segment; CODM and Business Units as of January 1, 2014
Segment: Aggregate and Mining Group CODM: Richard Patek and Joe Vig Business Units: •Telsmith •JCI •KPI •AMS •BTI •Osborn •Astec Brazil	Segment: No changes CODM : Mr. Vig. retired Business Units: •Telestack was acquired April, 2014	Segment: Aggregate and Mining Group CODM : Richard Patek Business Units: •Telsmith •JCI •KPI •AMS •BTI •Osborn •Astec Brazil •Telestack

Reportable Segment; CODM and Business Units as of January 1, 2012	Key Changes from January 1, 2012 to January 1, 2014	Reportable Segment; CODM and Business Units as of January 1, 2014
Segment: Asphalt Group CODM: Ben Brock Business Units: •Astec •CEI •Heatec

Segment:  Terminated.  Business
units were realigned into the new
Infrastructure and Energy reporting
segments

Business Units:
•Astec was transferred to new Infrastructure Group
•CEI and Heatec were transferred to new Energy Group
N/A
Segment: Mobile Asphalt Paving Group CODM: W. Norman Smith Business Units: •Roadtec •Carlson •AMM	Segment: Renamed Infrastructure Group CODM: No changes Business Units: •Astec was transferred from the Asphalt Group •Astec Australia was transferred from the Other Group	Segment: Infrastructure Group CODM: W. Norman Smith Business Units: •Roadtec •Carlson •AMM •Astec •Astec Australia
Segment: Underground Group CODM: Richard Dorris Business Units: •Astec Underground •American Augers •GEFCO

Segment:  Renamed Energy Group

CODM: No changes

Business Units:
•American Augers was sold
•Astec Underground sold its trenching product lines
•CEI and Heatec were transferred from the Asphalt Group
•Peterson was transferred from the Other Group
Segment: Energy Group CODM: Richard Dorris Business Units: •GEFCO •Astec Underground (aka GEFCO Loudon) •Heatec •CEI •Peterson

Reportable Segment; CODM and Business Units as of January 1, 2012	Key Changes from January 1, 2012 to January 1, 2014	Key Changes from January 1, 2012 to January 1, 2014
Group: Other CODM: Don Brock Business Units: •Peterson •Astec Australia •Astec Insurance •Corporate	Group: Renamed Corporate CODM: Ben Brock succeeded Don Brock Business Units: •Peterson was transferred to the new Energy Group •Astec Australia was transferred to the new Infrastructure Group	Group: Corporate CODM: Ben Brock Business Units: •Astec Insurance •Corporate

In October 2012, the Company completed the disposal of the majority of the Underground Group's product lines with the sale of American Augers, Inc. and sale of Astec Underground's trenching product lines.
In late 2012 and early 2013, the GEFCO Loudon facility (previously operated as Astec Underground) began focusing on new products with a line of pump trailers for fracking and cleaning oil and gas wells and oil and gas drilling rigs.
Management identified the energy market as being the highest potential growth market for Heatec and CEI products.  As a result, the Company decided to increase the focus of the management and operations of Heatec and CEI on the energy industry and related products. In 2012 and 2013 management of Heatec and CEI successfully grew their sales by expanding their customer base into the energy industry. The production of small asphalt plants for foreign markets was relocated from CEI to the Dillman division of Astec, Inc. to allow CEI to focus its efforts on its energy related products.  Heatec and CEI will also continue to market equipment for the asphalt industry; however, those products will represent a smaller portion of their revenues going forward.
Given the changes to the Heatec and CEI operations, the Company decided that the chief operating decision maker (CODM) for each should be changed from the CODM of the Asphalt Group to the CODM for the GEFCO and GEFCO Loudon business units, which are similarly focused on the energy industry.

The Company also determined that the Peterson business unit (which produces products for energy production and construction and demolition recycling markets, and whole tree pulp wood and biomass chippers and grinders) serviced similar products and industries and as a result changed its CODM to the CODM for the newly aligned group of Heatec, CEI, GEFCO and GEFCO Loudon. The resulting reporting segment was renamed the Energy Group.
With Heatec and CEI moved from the Asphalt Group to the new Energy Group, only the Astec business unit remained in the Asphalt Group.  The Company reevaluated the products and customers serviced by the remaining business units in the Asphalt Group and Mobile Asphalt Paving Group and determined that since the business units produce products for the same end users, these business units should be aggregated together under one CODM along with the Company's two foreign Company-owned dealers (which previously reported under the Other Group).  With Ben Brock (previously the CODM of the Asphalt Group) succeeding to the role of the Company's CEO and the CODM of the Company's Corporate Group, W. Norman Smith (previously the CODM of the Mobile Asphalt Paving Group) was appointed as the CODM for these business units.  The resulting reporting segment was renamed the Infrastructure Group.
No changes were made to the Aggregate and Mining Group's composition (other than the acquisition of Telestack) since no significant changes were made to management, product lines or market focus.
The Group President (CODM) of each reporting segment reports to the President and CEO (CODM) of Astec Industries, Inc. The CEO position was previously held by Don Brock, a founder of the Company.   On January 1, 2014, Ben Brock succeeded Don Brock as President and CEO.  As CEO, Ben Brock realigned the management of the operating segments at the group level to reflect the changes in focus of each operating segment and the impact of the various strategic actions discussed above.
The Company believes that, following the changes to the Company's operations in 2012 and 2013, the new reportable segments described above better align the various business units to reflect the nature of the products or services produced, the type of customer for the products, the similarity of economic characteristics, the manner in which management reviews results and the nature of the production process.
3.
Comment. We note the groups of your similar products described on pages 5 and 6.  Please tell us why you have not provided revenues by product disclosure in the notes to financial statements as required by ASC 280-10-50-40.

Response.  We acknowledge your comment and provide the following commentary in response:
ASC 280-10-50-40 states a public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.  The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements.  If providing the information is impracticable, that fact shall be disclosed.
The Company believes that it's reporting of sales by reportable segments meets the requirements of ASC 280-10-50-40 which allows companies to group similar products for reporting purposes.  As discussed in the company's reply to question 2 above, one of the primary criteria for grouping our operating segments into reportable segments is the nature of the products or services produced.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Net Sales, page 20

4.
Comment. In your disclosure here and on page 22, please tell us how you considered the disclosures required by Item 303(a)(3)(iii) of Regulation S-K. For example, in the infrastructure segment you only disclose that sales increased due to significant increases in asphalt plant, mobile asphalt equipment and parts sales.

Response. We acknowledge your comment and provide the following commentary in response:
The increase in the Company's sales in the first quarter of 2015 compared to the first quarter of 2014 was primarily the result of an increase in the volume of asphalt plants, mobile asphalt equipment and replacement parts sold during the period. The Company believes the increase in plant and equipment sales volume was due to improved economies and markets for road building equipment. The Company attributes the increase in the sales volume of replacement parts to the Company's continued emphasis on increasing its sales of replacement parts for equipment produced by the Company as well as its competitors.
In future filings, to the extent that the Company's financial statements disclose material increases in sales, the Company will disclose the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services sold or the introduction of new products or services.
5.
Comment. Further, where material, the effects of offsetting developments or events should be disclosed and, where changes are a result of several factors, you should disclose the relative extent of each material factor contributing to the increase or decrease.  For example, in the second paragraph you disclose that international sales continue to be negatively impacted by the strengthening of the U.S. dollar compared to currencies in many of the countries in which you operate.  In future filings, to the extent material, please quantify the impact of currency changes on your international sales and identify for investors the countries where your sales were most significantly affected by foreign currency fluctuations.

Response.  We acknowledge your comment and, in future filings, where material, the Company will disclose the effects of offsetting developments or events and, where changes are a result of several factors, the relative extent of each material factor contributing to the increase or decrease.  In addition, in future filings, to the extent material and where possible, the Company will disclose when international sales volumes are impacted by currency fluctuations. In many cases, the Company is not able to quantify the impact of currency changes on the volume of international sales.  For example, strengthening of the U.S. dollar (and resulting price increases in international currencies) can result in a loss of sale opportunities to local competitors that do not price their products based on the U.S. dollar, and the extent of such lost opportunities are impossible to measure.
*            *            *

The Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have questions or concerns about the foregoing, please do not hesitate to call me at (423) 899-5898.

Sincerely,

/s/ David C. Silvious
David C. Silvious
Chief Financial Officer and Treasurer
Astec Industries, Inc.